SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Principia Biopharma Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74257L108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74257L108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 792,091 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 792,091 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,091 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Of which 763,468 of such shares are Common Stock and held of record by New Leaf Ventures II, L.P. (“NLV II”) and 28,623 are shares of Common Stock underlying a warrant issued to NLV II and which is exercisable within 60 days of December 31, 2019. New Leaf Venture Associates II, L.P. (“NLVA II”) is the general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. New Leaf Venture Management II, L.L.C. (“NLV Management II”) is the sole general partner of NLVA II and ultimate general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi”) are the managing directors of NLV Management II (collectively, the “NLV Managing Directors”) and may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 32,815,233 shares of Common Stock, calculated as follows: (i) 28,623 shares of Common Stock underlying a warrant issued to NLV II which is exercisable within 60 days of December 31, 2019, plus (ii) 32,786,610 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the United States Securities and Exchange Commission on November 5, 2019 (the “Form 10-Q”).

CUSIP No. 74257L108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 792,091 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 792,091 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,091 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Of which 763,468 of such shares are Common Stock and held of record by NLV II and 28,623 are shares of Common Stock underlying a warrant issued to NLV II and which is exercisable within 60 days of December 31, 2019. NLVA II is the general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management II is the sole general partner of NLVA II and ultimate general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. The NLV Managing Directors may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 32,815,233 shares of Common Stock, calculated as follows: (i) 28,623 shares of Common Stock underlying a warrant issued to NLV II which is exercisable within 60 days of December 31, 2019, plus (ii) 32,786,610 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Form 10-Q.

CUSIP No. 74257L108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 792,091 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 792,091 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,091 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Of which 763,468 of such shares are Common Stock and held of record by NLV II and 28,623 are shares of Common Stock underlying a warrant issued to NLV II and which is exercisable within 60 days of December 31, 2019. NLVA II is the general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management II is the sole general partner of NLVA II and ultimate general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. The NLV Managing Directors may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 32,815,233 shares of Common Stock, calculated as follows: (i) 28,623 shares of Common Stock underlying a warrant issued to NLV II which is exercisable within 60 days of December 31, 2018, plus (ii) 32,786,610 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Form 10-Q.

CUSIP No. 74257L108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Biopharma Opportunities II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 151,157 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 151,157 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,157 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”). New Leaf BPO Associates II, L.P. (“NLBA II”) is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. New Leaf BPO Management II, L.L.C. (“NLB Management II”) is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Hunt and Lathi are the managing directors of NLB Management II (collectively, the “NLB Managing Directors”) and may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 32,786,610 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Form 10-Q.

CUSIP No. 74257L108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 151,157 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 151,157 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,157 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. The NLB Managing Directors may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 32,786,610 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Form 10-Q.

CUSIP No. 74257L108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 151,157 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 151,157 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,157 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

All such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. The NLB Managing Directors may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 32,786,610 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Form 10-Q.

CUSIP No. 74257L108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 943,248 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 943,248 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,248 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

943,248 of such shares are held of record by NLV II, of which 763,468 of such shares are Common Stock and held of record by NLV II and 28,623 are shares of Common Stock underlying a warrant issued to NLV II and which is exercisable within 60 days of December 31, 2019. NLVA II is the general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management II is the sole general partner of NLVA II and ultimate general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. The NLV Managing Directors may each be deemed to have shared voting, investment and dispositive power with respect to these securities. 151,157 of such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. The NLB Managing Directors, may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 32,815,233 shares of Common Stock, calculated as follows: (i) 28,623 shares of Common Stock underlying a warrant issued to NLV II which is exercisable within 60 days of December 31, 2018, plus (ii) 32,786,610 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Form 10-Q.

CUSIP No. 74257L108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay K. Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 943,248 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 943,248 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,248 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

943,248 of such shares are held of record by NLV II, of which 763,468 of such shares are Common Stock and held of record by NLV II and 28,623 are shares of Common Stock underlying a warrant issued to NLV II and which is exercisable within 60 days of December 31, 2019. NLVA II is the general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management II is the sole general partner of NLVA II and ultimate general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. The NLV Managing Directors may each be deemed to have shared voting, investment and dispositive power with respect to these securities. 151,157 of such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. The NLB Managing Directors, may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 32,815,233 shares of Common Stock, calculated as follows: (i) 28,623 shares of Common Stock underlying a warrant issued to NLV II which is exercisable within 60 days of December 31, 2018, plus (ii) 32,786,610 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Form 10-Q.

CUSIP No. 74257L108	13G

Schedule 13G

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13G originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 13, 2019 (the “Original Schedule 13G”) by New Leaf Ventures II, L.P. (“NLV II”), New Leaf Venture Associates II, L.P. (“NLVA II”), New Leaf Venture Management II, L.L.C. (“NLV Management II”), New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”), New Leaf BPO Associates II, L.P. (“NLBA II”), New Leaf BPO Management II, L.L.C. (“NLB Management II” and together with NLV II, NLVA II, NLV Management II, Biopharma II and NLBA II, the “Reporting Entities”), Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi” and, together with Hunt, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals collectively are referred to as the “Reporting Persons.” Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 2(a). Name of Persons Filing:

Liam Ratcliffe, a Reporting Person on the Original Schedule 13G, is no longer a member of NLV Management II and NLB Management II, and accordingly, is no longer a Reporting Person. Isaac J. Manke, a Reporting Person on the Original Schedule 13G, is no longer a member of NLB Management II, and accordingly, is no longer a Reporting Person. Daniel J. Becker, a reporting person on the Original Schedule 13G, is no longer a principal of New Leaf Venture Partners, and accordingly, is no longer a Reporting Person.

Item 2(b). Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person (other than Lathi) is New Leaf Venture Partners, 420 Lexington Avenue, Suite 408, New York, NY 10170.

The address of the principal business office of Lathi is New Leaf Venture Partners, 2730 Sand Hill Road, Suite 110, Menlo Park, CA 94025.

Item	4. Ownership.

(a)	Amount beneficially owned:

See line 9 and the corresponding footnotes on each cover sheet.

(b)	Percent of class:

See Line 11 and the corresponding footnotes on each over sheets.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.*

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.*

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of their pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

Material to be Filed as Exhibits.

Exhibit 2 – Agreement Regarding Joint Filing of Schedule 13G.

CUSIP No. 74257L108	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Vijay K. Lathi

*
Ronald M. Hunt

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*

This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	NEW LEAF BPO ASSOCIATES II, L.P.
Its General Partner

	By:	NEW LEAF BPO MANAGEMENT II, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES II, L.P.

By:	NEW LEAF BPO MANAGEMENT II, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer